Exhibit 12

Alion Science and Technology
Computation of Ratio of Earnings to Fixed Charges

(in thousands except for ratio information)

	2009	2010	2011	2012	2013	Six Months Ended March 31, 2013	Six Months Ended March 31, 2014
Fixed Charges
Cash interest expense	$52,358	$57,318	$57,476	$58,090	$58,578	$29,982	$29,299
Paid in kind interest expense	4,917	3,263	6,300	6,423	6,551	3,326	3,259
Amortization of capitalized expenses related to indebtedness	5,067	7,192	10,143	10,421	10,571	5,349	5,274
Total fixed charges	$62,342	$67,773	$73,919	$74,934	$75,700	$38,657	$37,832
Earnings
Pre-tax earnings (loss)	$(17,193)	$21,933	$(37,410)	$(34,473)	$(29,615)	$(31,765)	$(16,665)
Fixed charges	62,342	67,773	73,919	74,934	75,700	38,657	37,832
Earnings before fixed charges	$45,149	$89,706	$36,509	$40,461	$46,085	$6,901	$21,167
Ratio of earnings to fixed charges	0.72	1.32	0.49	0.54	0.61	0.18	0.56
Deficit of fixed charges over pre-tax earnings (loss)	$17,193	$—	$37,410	$34,473	$29,615	$31,756	$16,665